Advances in Foot and Ankle Surgery
Sheraton New York
November 14-15, 2014

Pascal Girin – Chief Operating Officer
Filed by Wright Medical Group, Inc.
pursuant to Rule to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
Commission File No. 001-35823

SEC, available at
www.sec.gov,
for a discussion of these and other risks and uncertainties. The forward-looking statements

This presentation includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s
Augment    Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business.  Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of
Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties;
transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in
ultimately obtaining FDA approval of Wright’s Augment    Bone Graft for commercial sale in the United States, failure to achieve the anticipated benefits from approval of Augment Bone Graft, and the risks identified under the heading “Risk Factors” in
Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC.  Wright and Tornier caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the
®
®
in this presentation speak only as of the date of this release, and Wright and Tornier undertake no obligation to update or revise any of these statements.  Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.
Cautionary Note Regarding Forward-Looking Statements

Wright and Tornier use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this presentation to the nearest metric under
U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.
Note on Non-GAAP Financial Measures

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier.  Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website
(www.sec.gov)
and from
Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901)
290-5817 or by email at
julie.tracy@wmt.com,
and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-
7646 or by email at
shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above.  Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.
Important Additional Information and Where To Find It

WRIGHT
FOCUSED EXCELLENCE
One Company FOCUSED ON FOOT & ANKLE
Hindfoot/Ankle
INBONE II
INFINITY
PROPHECY
ORTHOLOC 3DI
VALOR
ORTHOLOC 3DI
ORTHOLOC
SUBTALAR
CONICAL
BIOFOAM
SIDEKICK STEALTH
SIDEKICK FREEDOM
SIDEKICK EZ FRAME
Trauma & Sports Med
ORTHOLOC 3DI
ORTHOLOC
ORTHOLOC
CHARLOTTE CAROLINA
CHARLOTTE
G-FORCE
Midfoot
ORTHOLOC 3DI
ORTHOLOC 3DI
ORTHOLOC 3DI
CLAW II
TOTAL
RX-FIX
SIDEKICK TOMAHAWK
SIDEKICK CORETRAK
ORTHOSPHERE
Screw Options
DART-FIRE
DARCO
CHARLOTTE
CHARLOTTE
Biologics
GRAFTJACKET
PRO-DENSE
PRO-STIM
IGNITE
ALLOMATRIX
FUSIONFLEX
AUGMATRIX
ALLOPURE
OSTEOSET
Lesser Toe
FUSEFORCE
CHARLOTTE
CHARLOTTE
WEIL
LMH
TENFUSE NAIL
TENFUSE PIP
PHALINX
PRO-TOE VO
Hallux Valgus/Rigidus
ORTHOLOC 3DI
ORTHOLOC 3DI
CROSSCHECK
SWANSON
MDI
METAL HEMI
LPT

5

Wright Medical:  A Company Transformation
Singular Focus
Industry Leader
High Growth
Transformation
2012
2012
Multiple Lines
Unclear Strategy
Revenue Decline
2014
2014
Direct F&A
Sales Force
R&D
Acceleration
MedEd
Acceleration
International
Expansion
M&A
(5 Acquisitions)
OrthoRecon
Divestiture

Osteoconductive Bone Grafts
Wedges
Osteoinductive Bone Grafts
Soft Tissue
BIOMIMETIC
Augment

WRIGHT

When approved, Augment will add breakthrough product to Wright’s comprehensive suite of biologic technologies
WRIGHT
WRIGHT
Biologic
Biologic
Solutions
Solutions
Calcium Sulfate®
Technology
PRO-DENSE®
Technology
PRO-STIM®
Technology
DBM/CBM Technology
FUSIONFLEX®
Technology
GRAFTJACKET® Matrix
Wedge Technology
IGNITE® Technology
Breakthrough Biologic Breakthrough Biologic
Unique Solution for Unique Solution for
Ankle/Hindfoot Fusion Ankle/Hindfoot Fusion
Platform for Future Growth Platform for Future Growth
Opportunities Opportunities
* Final approval subject to customary preapproval inspections
* Final approval subject to customary preapproval inspections inal approval subject to customary preapproval inspections
On October 27, Wright Announced Receipt of FDA Approvable
Letter for Augment
®
Bone Graft *

Wright and Tornier Agree to Merge Creating
Premier
High-Growth Extremities-Biologics Company
Combination Will Offer Comprehensive Upper and Lower Extremity Product Portfolio and
Broad Global Reach
Further Accelerates Growth Opportunities in Three of the Fastest Growing Areas in
Orthopaedics
Adds Significant Scale and Scope to Provide Accelerated Path to Profitability and
Stronger Financial Profile
Wright Receives Approvable Letter from FDA for Augment® Bone Graft
+

WRIGHT FOCUSED EXCELLENCE + TORNIER

WRIGHT FOCUSED EXCELLENCE

TORNIER

WRIGHT FOCUSED EXCELLENCE

TORNIER

WRIGHT

Creates the Premier High-Growth Extremities-Biologics Company with Comprehensive
Upper and Lower Extremity Product Portfolio and Broad Global Reach
10% of revenue  59% of revenue
*2013 revenue
UPPER EXTREMITIES LOWER EXTREMITIES
62% of revenue  19% of revenue
EVOLVE® Radial Head
INFINITY® Total Ankle
System
Aequalis™ Ascend Flex
Convertible Shoulder
System
CannuLink™
Intraosseous
Fixation System
Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach
Accelerated Growth Opportunities in Three of the Fastest Growing Areas in Orthopaedics
Significant Scale & Scope to Provide Accelerated Path to Profitability and Stronger Financial Profile

Compelling Strategic Rationale